UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

PROBE MANUFACTURING, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

74226S 10 2
(CUSIP Number)

October 24, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74226S 10 2

1.	Names of Reporting Persons. Finn-Partners, Inc. I.R.S. Identification Nos. of above persons (entities only). 33-0570578

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_](b) [_] Not Applicable [X]
3.	SEC Use Only

4.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,600,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 30,600,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,600,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* o

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person* CO

_________________________________________________________________________________

Item 1.

(a)	Name of Issuer:
Probe Manufacturing, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
17475 Gillette Avenue, Irvine, CA 92614

Item 2.

(a)	Name of Person Filing:
Finn-Partners, Inc.

(b)	Address of Principal Business Office or, if none, Residence:
17475 Gillette Avenue, Irvine, CA 92614

(c)	Citizenship:
Finn-Partners, Inc. is a California corporation.

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
74226S 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 30,600,000 shares of common stock, par value $0.001.

(b)	Percent of class: 15.4%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote: 30,600,000
	(ii)	Shared power to vote or direct the vote: Not applicable
	(iii)	Sole power to dispose or direct the disposition of: 30,600,000
	(iv)	Shared power to dispose or direct the disposition of: Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More Than Five percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2012

/s/ Juhani Taskinen
Juhani Taskinen President and Chief Executive Officer